                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K

                          ANNUAL REPORT
           EMPLOYEE STOCK REPURCHASE AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


For the fiscal year ended:      June 30, 2005
                          ----------------------------------------

Commission file number:            1-13988
                       -------------------------------------------

                    DeVry Inc. Profit Sharing Retirement Plan
------------------------------------------------------------------
A.   Full title of the plan:

                    DeVRY INC.
                    ONE TOWER LANE, SUITE 1000
                    OAKBROOK TERRACE, ILLINOIS 606181
------------------------------------------------------------------
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:



                      REQUIRED INFORMATION

The Plan's audited financial statements and other required information are included on pages 2-16.



                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit
Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   DeVry Inc. Profit Sharing
                                   Retirement Plan
                                   -------------------------
                                      (Name of Plan)




Date: December 13, 2005                         By: /s/NORMAN M. LEVINE
                                                    -------------------
                                                    Norman M. Levine-
                                                    Administrator




                 Total Number of Pages 16

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN

            REPORT ON AUDITED FINANCIAL STATEMENTS
                   AND SUPPLEMENTAL SCHEDULE

              YEARS ENDED JUNE 30, 2005 AND 2004

                          DEVRY INC.
                PROFIT SHARING RETIREMENT PLAN
                ------------------------------


                       TABLE OF CONTENTS
                       -----------------


                                                              Pages
                                                              -----

Report of Independent Registered Public Accounting Firm         4-5

Financial Statements:

 Statements of Net Assets Available for Benefits                  6

 Statements of Changes in Net Assets Available
  for Benefits                                                    7

 Notes to Financial Statements                                 8-14

Supplemental Schedule:

 Schedule of Assets Held for Investment Purposes              15-16

    Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The DeVry Inc. Profit Sharing Retirement Plan


We have audited the accompanying statements of net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan (the Plan) as of June 30, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DeVry Inc. Profit Sharing Retirement Plan as of June 30, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at June 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Hill, Taylor LLC

November 4, 2005


                               DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN
                     ------------------------------
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
             -----------------------------------------------
                         JUNE 30, 2005 AND 2004
                         ----------------------

                                                  2005            2004
                                              ------------    ------------
 Assets

Investments, at market value                  $189,623,364    $180,833,892

Receivables:
   Accrued investment income                        25,988           6,597
   Employee 401(k) contributions                   414,497         348,799
   Company contributions                         3,025,713       4,718,993
                                               -----------     -----------
                                                 3,466,198       5,074,389
                                               -----------     -----------
Net Assets Available for Benefits             $193,089,562    $185,908,281
                                               ===========     ===========











The accompanying notes are an integral part of these financial statements.


                               DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN
                     ------------------------------
                   STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR BENEFITS
                         ----------------------
                   YEARS ENDED JUNE 30, 2005 AND 2005
                   ----------------------------------


                                                  2005            2004
                                              ------------    ------------
Additions:
 Additions to net assets attributed to:
   Employee 401(k) contributions              $ 12,504,900    $ 11,635,820
   Employer 401(k) matching contributions        3,090,932       2,807,947
   Company discretionary contributions           2,929,178       4,639,372
   Assets transferred from other plans             302,821         393,096
   Interest and dividends on invested funds      3,166,290       2,792,568
   Realized and unrealized gains
    on invested funds                           11,018,136      21,727,557
                                               -----------     -----------
         Total additions                        33,012,257      43,996,360
                                               -----------     -----------
Deductions:
 Deductions from net assets attributed to:
   Investment and administrative expenses          143,803         131,347
   Distributions to employees                   16,759,961      11,310,890
   Realized and unrealized losses
    on invested funds                            8,927,212       4,852,532
                                               -----------     -----------
         Total deductions                       25,830,976      16,294,769
                                               -----------     -----------
         Net increase                            7,181,281      27,701,591

Net assets available for benefits:
 Beginning of year                             185,908,281     158,206,690
                                               -----------     -----------
 End of year                                  $193,089,562    $185,908,281
                                               ===========     ===========



The accompanying notes are an integral part of these financial statements.

                               DEVRY INC.
                     PROFIT SHARING RETIREMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS

                   YEARS ENDED JUNE 30, 2005 AND 2004



1. General Description of the Plan:
   -------------------------------
   The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   The Plan, as amended, is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all United States of America employees of DeVry Inc. (the Company), and its subsidiaries, eligible on the date of hire to make employee contributions. Participants are eligible for the Company's matching contributions and profit sharing contributions after completing one year of service with 1,000 or more hours worked. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan covered 4,560 and 4,172 of the Company's employees at June 30, 2005 and 2004, respectively. This includes 802 and 1,310 former employees for whom benefits had not yet been distributed as of June 30, 2005 and 2004, respectively. The Plan was last amended to be effective as of January 1, 2002, to reflect the adoption of certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

   The  Company  is  the administrator of the Plan.  Effective
   July   1,   2000,  the  Company  engaged  American  Express
   Retirement Services as trustee of the Plan to perform certain administrative and record keeping services.

   Pursuant to the Plan, eligible employees may elect to contribute from 1-50% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 6% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $14,000 and $13,000 during calendar years 2005 and 2004, respectively. Eligible employees who are at least 50 years old may contribute an additional catch-up contribution of $4,000 and $3,000 during calendar years 2005 and 2004, respectively, as specified in the Internal Revenue Code.

   -------------------------------------------
   The Company makes a matching contribution for all participants who have elected to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of his or her eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of his or her eligible compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

   Participants in the Plan may elect each month to invest their contributions and previous account balances in 1% increments in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

   U.S.  Government  Securities Fund II -  Invests  in  direct
   U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by American Express Trust Company as part of the American Express Trust U.S. Government Securities Fund II.

   Income Fund - Invests in commercial mortgages and privately placed and publicly traded fixed income securities, including corporate bonds, asset-backed securities and residential mortgage bonds. The assets are invested in the CIGNA Income Fund.

   Equity Index Fund - Invests in a portfolio consisting of common stocks of the S&P 500 Index, an unmanaged index. The assets are managed by American Express Trust Company as part of the American Express Trust Equity Index Fund I.

   Income and Growth Fund - Invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. The assets are invested in the American Century Income & Growth Fund (Advisor Class).

   Growth Fund - Invests in a portfolio of companies with significant growth potential due to superiority in technology, marketing, or management. Stocks of these companies may be subject to more price volatility than the stock market as a whole. The assets are invested in the American Express New Dimensions Fund (Class Y).

   Large  Cap  Core Fund - Typically owns between 90  and  120
   different   stocks  diversified  across  industry   sectors
   similar to the S&P 500 Index. The assets are invested in the Bank of America Large Cap Core Equity Fund.

   Emerging Growth Fund - Invests in common stocks of small or medium-sized companies. Stocks of these companies may be subject to abrupt or erratic price movements. Some of these companies may also have fewer financial resources. The assets are managed by American Express Trust Company as part of the American Express Trust Emerging Growth Fund II.

   -------------------------------------------
   DeVry  Inc. Stock Fund - Invests only in the common  stock,
   $0.01 par value, of the Company. The assets are managed by the Plan's trustee, American Express Trust Company.

   PIMCO  Total Return Fund - Invests for both current  income
   (bond  coupons  and  dividends)  and  capital  appreciation
   (bond price movement), consistent with preservation of capital and prudent investment management.

   Vanguard Lifestyle Funds - This consists of the Vanguard Target Retirement Income Fund that invests in other Vanguard mutual funds according to asset allocation strategies designed for investors currently in retirement. The Vanguard Target Retirement 2005, 2015, 2025, 2035, and 2045 strategies are designed for investors planning to retire in or within a few years of the fund year.

   Dodge & Cox Balanced Fund - Invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

   Causeway International Value Fund - Invests primarily in common stocks of companies in developed countries located outside the United States.

   The following funds have been terminated during 2005:

   Diversified Bond Fund - Invests in high-quality, highly liquid fixed income securities. The Fund may invest in investment grade fixed-income securities, including U.S. Government (and agency) securities, corporate bonds, mortgage-related securities, and asset backed securities. The assets are invested in the American Express Diversified Bond Fund (Class Y).

   Balanced Fund - Invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks, convertible securities and bonds. Emphasis is placed principally on current income with capital growth a secondary consideration. The assets are invested in the AIM Balanced Fund (Class A).

   International Fund - Invests in common stocks of issuers outside the United States with expected high growth rates, financial strength, a high current valuation, management expertise and innovation. The assets are invested in the Janus Overseas Fund.

   The  number of participants in each of the Plan's funds was as follows:
                                               June 30
                                            -------------
                                            2005     2004
                                            ----     ----
     U.S. Government Securities Fund II    2,747    2,209
     Income Fund                           1,551    1,710

   -------------------------------------------
                                               June 30
                                            -------------
                                            2005     2004
                                            ----     ----
     Diversified Bond Fund                     -      868
     AIM Balanced Fund                         -    1,194
     Equity Index Fund                       703      694
     Income and Growth Fund                  690      623
     Growth Fund                             588      615
     Large Cap Core Fund                   1,500    1,622
     International Fund                        -      779
     Emerging Growth Fund                  1,474    1,521
     DeVry Inc. Stock Fund                 1,333    1,494
     Total Return Fund                       870        -
     Lifestyle Funds                         338        -
     Dodge & Cox Balanced Fund             1,217        -
     International Value Fund                857        -

   Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participants vest in the Company's matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

       Years of Service                  Vesting %
       ----------------                  ---------
              1                               20%
              2                               40%
              3                               60%
              4                               80%
              5                              100%

   Participant contributions and the Company's contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants' accounts. The Company's discretionary contribution, if any, is allocated to participants' accounts following the end of the  plan  year for which the contribution is declared.  As of June 30, 2005, the discretionary contribution of $2,929,178 for the plan year 2005 has not yet been allocated to participants' accounts. Interest, dividends and investment gains or losses are allocated to participants' accounts daily. Allocations are based upon participants' earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants' balances are annually allocated to the accounts of the remaining participants.

   Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

   Active   participants  may,  under  certain  circumstances,
   withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans, which are to be repaid with interest over a period not to exceed five years (ten years under certain limited circumstances). Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The interest  rate  is based on the prime rate plus  1%.  Loans
   are    repaid   through   payroll   deductions.   Permanent
   withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 59 1/2, participants may elect a lump sum distribution or one of several annuity payment plans.

   The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants' accounts will be allocated in accordance with the provisions of the Plan. The resultant participants' accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

2. Summary of Significant Accounting Policies:
   ------------------------------------------
   (a) Basis of Accounting
      --------------------
      The financial statements of the Plan are prepared on the accrual basis of accounting.

   (b) Use of Estimates
      -----------------
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   (c) Risk and Uncertainties
      -----------------------
      The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net asset available for benefits and the statements of changes in net assets available for benefits.

   (d) Contributions
      --------------
      Contributions from participants are recorded in the period payroll deductions are made. The Company's 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company's discretionary contribution, if any, is recorded in the period for which the contribution is declared.

   (e) Valuation and Income Recognition
      ---------------------------------
      The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and collective investment trusts are valued at the net asset value of shares or units held by the plan at year end. Participant loans receivable are stated at cost, which approximates fair market value.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   (f) Expenses
      ---------
      Investment  expenses  incurred by  the  manager  of  the
      funds  and directly related administrative expenses  are
      deducted   from   the  earnings  of  the   Plan.   Other
      administrative expenses are paid by the Company.

3. Investments:
   -----------
   The following presents investments (all are participant-directed) that represent 5 percent or more of the Plan's net assets.

                                                         June 30
                                              ----------------------------
                                                  2005            2004
                                                  ----            ----
     U.S. Government Securities Fund II
       (11,730,643.895 and 9,158,009.145
        units at June 30, 2005 and 2004,
        respectively)                         $ 11,730,644    $  9,158,009

     CIGNA Income Fund (3,662,606.094 and
        3,652,170.632  units at
        June 30, 2005 and 2004, respectively)   47,353,834      45,286,916

     AIM Balanced Fund (Class A) (444,756.549
        units at June 30, 2004)                          -      10,936,563

     Bank of America Large Cap Core Fund
       (5,533,023.815 and 6,018,036.332 units
        at June 30, 2005 and 2004,
        respectively)                           47,357,151      48,017,912

     American Express Trust Emerging Growth
       Fund II (1,194,721.539 and
       1,225,865.933 units at June 30, 2005
       and 2004, respectively)                  23,310,212      22,809,687

     DeVry Inc. Common Stock (1,903,395.967
       and 2,015,462.071 units  at
       June 30, 2005 and 2004, respectively)    11,627,846      16,683,995

     Dodge and Cox Balanced Fund (173,011.882
       units at June 30, 2005)                  13,673,129               -

     All other investments                      34,570,548      27,940,810
                                               -----------     -----------
                                              $189,623,364    $180,833,892
                                               ===========     ===========

4. Tax Status:

   The Plan has received a favorable determination letter from the Internal Revenue Service dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.


                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
                Form 5500, Schedule H, Part IV, Line 4(i)
                -----------------------------------------
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             -----------------------------------------------

                             AT JUNE 30, 2005
                             ----------------

 (a)                 (b)                            (c)                        (d)            (e)

        Identity of issue, borrower,
        lessor, or similar party         Description of investment             Cost       Current Value
        ----------------------------  ---------------------------------    ------------   -------------
 *      American Express Trust        U.S. Government Securities Fund
                                      II (11,730,643.895 units)            $ 11,730,644    $ 11,730,644

	Connecticut General Life
        Insurance Company             CIGNA Income Fund
                                      (3,662,606.094 units)                  40,924,744      47,353,834

 *      American Express Trust        American Express Trust Equity
                                      Index Fund I (140,118.680 units)        4,591,701       5,178,786

        American Century              American Century Income &
                                      Growth Fund (Advisor Class)
                                      (156,371.052 units)                     4,308,768       4,775,572

 *      American Express Trust        AXP New Dimensions Fund
                                      (Class Y) (144,383.138 units)           3,234,411       3,374,234

        Bank of America               Large Cap Core Fund
                                      (5,533,023.815 units)                  49,561,680      47,357,151

 *      American Express Trust        American Express Trust
                                      Emerging Growth Fund II
                                      (1,194,721.539 units)                  22,803,916      23,310,212

 *      American Express Trust,
        Trustee                       DeVry Stock Fund
                                      (1,903,395.967 units)                  16,049,199      11,627,846

        PIMCO                         Total Return Fund
                                      (Institutional Class)
                                      (671,654.376 units)                     7,150,340       7,260,584

        The Vanguard Group, Inc.      Vanguard Target Retirement Inc.
                                      (7,273.278 units)                          76,226          76,806

                                      Vanguard Target Retirement Fund 2005
                                      (110,587.098 units)                     1,193,499       1,219,776





                                DEVRY INC.
                      PROFIT SHARING RETIREMENT PLAN
                      ------------------------------
                Form 5500, Schedule H, Part IV, Line 4(i)
                -----------------------------------------
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
             -----------------------------------------------

                             AT JUNE 30, 2005
                             ----------------

 (a)                 (b)                            (c)                        (d)            (e)

        Identity of issue, borrower,
        lessor, or similar party         Description of investment             Cost       Current Value
        ----------------------------  ---------------------------------    ------------   -------------


        The Vanguard Group, Inc.      Vanguard Target Retirement Fund 2015
                                      (59,330.914 units)                   $    656,283    $    669,846

                                      Vanguard Target Retirement Fund 2025
                                      (35,536.672 units)                        402,210         407,961

                                      Vanguard Target Retirement Fund 2035
                                      (44,570.054 units)                        517,731         523,698

                                      Vanguard Target Retirement Fund 2045
                                      (22,176.233 units)                        262,085         264,119

        Dodge and Cox                 Balanced Fund (173,011.882 units)      13,546,098      13,673,129

        Causeway Capital Management   International Value Fund
                                      (Institutional Class)
                                      (402,611.567 units)                     6,429,426       6,494,124

 *      American Express Trust,
        Trustee                       Participant Loans
                                      (Interest rates of 5.0% to 10.5%)               -       3,674,713

 *      American Express Trust        Cash                                      650,329         650,329
                                                                            -----------     -----------
                                                                           $184,089,290    $189,623,364
                                                                            ===========     ===========


 * Indicates party-in-interest

